EXHIBIT 99.1

News Release dated April 14, 2020, Suncor Energy to hold annual general meeting online

FOR IMMEDIATE RELEASE

Suncor Energy to hold annual general meeting online

Calgary, Alberta (April 14, 2020) — Suncor announced today that its upcoming Annual General Meeting (AGM) will be held in a virtual-only format in light of public health concerns regarding COVID-19.

Suncor believes in safety above all else.  The decision to move to a virtual meeting was made in response to the recent health measures enacted by the federal and provincial governments, and to protect the health and safety of Suncor’s shareholders, employees, directors and other stakeholders.

The AGM will be held at the same date and time as previously announced on May 6, 2020 at 10:30 a.m. MT and all shareholders will be able to participate in the online meeting, including voting on business brought before the meeting and submitting questions for consideration. Shareholders can vote by proxy in advance of the meeting as in prior years.

To participate in the meeting, shareholders will need access to the internet for the full duration of the meeting. Visit https:/web.lumiagm.com/152121133 to participate in the meeting.  Detailed instructions for shareholders to participate in the meeting are provided in Suncor’s Virtual AGM User Guide available at https://www.suncor.com/en-ca/investor-centre/presentations-and-key-dates#.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Media inquiries:

833-296-4570

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com